Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	24 August 2004	*No of sheets:*	2

Current report 44/2004

The Management Board of KGHM Polska Miedź S.A., while preparing the financial report for the first half of 2004, has decided to alter its accounting principles as regards the valuation of long term shares in subordinated entities, with effect as from 1 January 2004. In accordance with art. 28 sec. 1 of the law on accounting dated 29 September 1994, it was decided to apply the equity method of valuation to this group of assets. In the opinion of the Company the equity method, by directly showing the effects of the economic activities of subordinated entities, will better reflect the value of these shares in the accounts of KGHM Polska Miedź S.A. than the valuation method applied until now. In addition, this change was also influenced by the fact of stabilisation as respects financial accounting, especially as regards Telefonia Dialog S.A. following the process of cancellation of licensing liabilities.

Likewise, based on the above estimation and on the process of adapting the Company to IAS, and in particular IAS 28 respecting the defining of significant influence, the Management Board has recognised as significant the influence of KGHM Polska Miedź S.A. with respect to Polkomtel S.A., and as justifiable the valuation of shares in this company by the equity method in both the parent company accounts and in the consolidated financial report.

The effect of these changes has a significant influence on the value of long term financial assets, and will be reflected in the financial report of KGHM Polska Miedź S.A. for the first half of 2004 in the following manner:

1. a decrease in the value of shares of subordinated entities PLN 381 462 thousand
2. settlement of the effects of valuation as at 30 June 2004
- an increase of the net profit for the first half year PLN 19 347 thousand
- a decrease of the undistributed result from prior years (PLN 400 809 thousand)

Exemption number: 82 4639

The financial result – a net profit published in the SA-Q II/2004 report for the second quarter of 2004 in the amount of PLN 496 825 thousand and accrued net profit of PLN 957 812 thousand – will be increased respective y by PLN 19 347 thousand.

Legal basis:
(art.81, section 1, point 2 of the Securit es Act of 21 August 1997 - Dz. U. Nr 118, poz. 754 with later changes)

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Andrzej Krug